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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                               AMENDMENT NO. 1 TO

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              E*TRADE GROUP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                DELAWARE                                 94-2844166
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

           4500 Bohannon Drive
             Menlo Park, CA                                 94025
   (Address of Principal Executive Offices)              (Zip Code)


If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.[X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this
form relates:                                               --------------------
                                                              (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of Each Class                         Name of Each Exchange on Which
   to be so Registered                         Each Class is to be Registered
   -------------------                       -----------------------------------
Common Stock, par value $0.01 per share         New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                (Title of Class)
                                ---------------
                                      None

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Item 1:   Description of Registrant's Securities to be Registered

         The following description of our capital stock is based upon our Fourth Amended and Restated Certificate of Incorporation, referred to in this description as our Certificate of Incorporation, our Amended and Restated Bylaws, referred to in this description as our Bylaws, and applicable provisions of law. We have summarized certain portions of our Certificate of Incorporation and Bylaws below. The summary is not complete. The Certificate of Incorporation and Bylaws are exhibits to this Form 8- A. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you.

     Certain provisions of the Delaware General Corporation Law, our Certificate of Incorporation and our Bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a shareowner might consider in its best interests, including those attempts that might result in a premium over the market price for its shares.

Authorized Capital Stock

     Our Certificate of Incorporation authorizes us to issue 600 million shares of common stock, par value $0.01 per share, and one million shares of preferred stock, par value $0.01 per share.

Common Stock

     As of January 31, 2001, there were 311,224,955 shares of common stock outstanding which were held of record by in excess of 2,200 stockholders. Each holder of common stock is entitled to one vote per share held on all matters to be voted upon by the shareowners. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends. If we liquidate, dissolve or wind-up our business, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and any shares of common stock to be issued upon completion of our offering will be fully paid and non-assessable. The common stock is listed on the New York Stock Exchange. The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, N.A.

Exchangeable Securities

     Certain shares issued by EGI Canada Corporation, referred to in this description as the Exchangeable Shares, have dividend, voting, and other rights equivalent to those of shares of our common stock. Exchangeable Shares may be exchanged at any time, at the option of the holder, on a one-for-one basis for our common stock. As of January 31, 2001, there were 3,697,897 Exchangeable Shares outstanding.

Preferred Stock

     Our board of directors has the authority to issue the preferred stock from time to time in one or more series and to fix the powers, rights, designations, preferences, qualifications, limitations and restrictions applicable to the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, sinking fund provisions, liquidation preferences, the number of shares constituting any series or the designation of the series, without further vote or action by the shareowners. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of E*TRADE without further action by the shareowners and may adversely affect the voting and other rights of the holders of common stock. One share of Series A Preferred Stock (the "EGI Special Voting Share") is issued and outstanding. The EGI Special Voting Share was issued in connection with the acquisition of VERSUS Technologies, Inc. and is entitled to up to that number of votes equal to the number of Exchangeable Shares outstanding (see "Exchangeable Securities" above).

Certain Provisions of Our Certificate of
Incorporation and Bylaws

     Our Certificate of Incorporation and Bylaws contain provisions that could discourage potential takeover attempts and make attempts by shareowners to change management more difficult.


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     Our Certificate of Incorporation and our Bylaws provide for a classified board of directors and permit the board to create new directorships and to elect new directors to serve for the full term of the class of directors in which the new directorship was created. The terms of the directors are staggered to provide for the election of approximately one-third of the board members each year, with each director serving a three- year term. The board (or its remaining members, even though less than a quorum) is also empowered to fill vacancies on the board, occurring for any reason, including a vacancy from the an enlargement of the board; however, a vacancy created by the removal of a director by the stockholders or court order may be filled only by the vote of a majority of the shares at a meeting at which a quorum is present. Any director so elected according to the preceding sentence shall hold office for the remainder of the term of the class of directors in which the new directorship was created or the vacancy occurred. A director or the entire board may be removed by shareowners, with or without cause, by the affirmative vote of two-thirds of the outstanding voting stock. We have not elected to use cumulative voting in the election of directors.

     Our Certificate of Incorporation provides that shareowners may take action only at an annual meeting or special meeting and may not take action by written consent. Special meetings of our shareowners may only be called by our Chairman of the board, our President, a majority of the number of directors constituting the full board, or the holders of not less than 10% of our outstanding voting stock.

     Under the terms of our Bylaws, shareowners who intend to present business or nominate persons for election to the board at annual meetings of shareowners must provide notice to our corporate secretary no more that 150 days and no less than 120 days prior to the date of the proxy statement for the prior annual meeting, as more fully set forth in our Bylaws.

     Our Certificate of Incorporation provides that, in addition to the requirements of the Delaware General Corporation Law described below, any business combination with an interested shareowner, as these terms are defined in our certificate of incorporation and summarized below, requires the affirmative vote of two-thirds of the outstanding voting stock, unless two-thirds of the number of directors constituting the full board approve the transaction.

     A business combination is defined for purposes of this provision of our Certificate of Incorporation as:

o a merger or consolidation of us or any of our subsidiaries with an interested shareowner or with a corporation that is or would become an affiliate or associate, with these terms defined for purposes of this provision of our Certificate of Incorporation as they are defined in the Exchange Act of 1934, of an interested shareowner,

o any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with, or proposed by or on behalf of, an interested shareowner or any affiliate or associate of an interested shareowner involving any assets of ours or our subsidiaries that constitute 5% or more of our total assets,

o the issuance or transfer by us or by any of our subsidiaries of any of our or their securities to, or proposed by or on behalf of, an interested shareowner or any affiliate or associate of an interested shareowner in exchange for cash, securities or other property that constitute 5% or more of our total assets,

o the adoption of any plan or proposal for our liquidation or dissolution or any spin-off or split- up of any kind of us or any of our subsidiaries, proposed by or on behalf of an interested shareowner or an affiliate or associate of an interested shareowner, or

o any reclassification, recapitalization, or merger or consolidation of us with any of our subsidiaries or any other transaction that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of our capital stock or that of any of our subsidiaries that is beneficially owned by an interested shareowner or an affiliate or associate of an interested shareowner.

     An interested shareowner is defined for purposes of this provision of our Certificate of Incorporation as an individual, corporation or other entity which, as of the record date for notice of the transaction or immediately prior to the transaction:

o is, or was at any time within the prior two-year period, the beneficial owner of 10% or more of our outstanding voting securities,

o    is one of our associates or affiliates and at any


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     time in the prior two-year period was the beneficial owner of 10% or more of our outstanding voting securities, or

o under circumstances described in more detail in our Certificate of Incorporation, an assignee of any of the persons described above.

     A person is the beneficial owner of any voting securities which

o that person or any of its affiliates or associates, beneficially owns, directly or indirectly,

o that person or any of its affiliates or associates has, directly or indirectly, the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or the right to vote pursuant to any agreement, arrangement or understanding, or

o are beneficially owned, directly or indirectly, by any other person with which the person in question or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of our capital stock.

     These provisions of our Certificate of Incorporation and Bylaws may deter any potential unfriendly offers or other efforts to obtain control of us that are not approved by our board of directors and could deprive our shareowners of opportunities to realize a premium on their common stock and could make removal of incumbent directors more difficult. At the same time, these provisions may have the effect of inducing any persons seeking to control us or seeking a business combination with us to negotiate terms acceptable to our board of directors. These provisions of our Certificate of Incorporation can be changed or amended only by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock. Shareholders can change or amend the Bylaws only by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock.

Certain Anti-Takeover Effects of Delaware Law

      We are subject to Section 203 of the Delaware General Corporate Law, referred to in this description as Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with any interested shareowner for a period of three years following the date of the transactions in which the person became an interested shareowner, unless:

o the transaction is approved by the board of directors prior to the date the shareowner became an interested shareowner,

o upon consummation of the transaction which resulted in the shareowner becoming an interested shareowner, the interested shareowner owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or

o on or subsequent to the date the shareowner became an interested shareowner the business combination is approved by the board and authorized at an annual or special meeting of shareowners by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareowner.

     A business combination is defined for purposes of Section 203 to include mergers, asset sales, and other transactions resulting in financial benefit to a shareowner. In general, an interested shareowner for purposes of Section 203 is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our shareowners the opportunity to sell their stock at a price above the prevailing market price.

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Item 2:   Exhibits

     The following exhibits have been filed with the Securities and Exchange
Commission:

     1.   Specimen of Common Stock Certificate, incorporated by reference to
          Exhibit 4.1 of the Registration Statement on Form S-1, Registration Statement No. 333-05525.

     2. Fourth Amended and Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

     3. Certificate of Designation of Series A Preferred Stock of the Registrant, incorporated by reference to Exhibit 4.2 of Amendment No. 1 to the Registration Statement on Form S-3, Registration Statement No. 333-41628.

     4.   Restated Bylaws of the Registrant, incorporated by reference to
          Exhibit 3.3 of the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.


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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                              E*TRADE Group, Inc.

                                              By: /s/ Leonard C. Purkis
                                                  --------------------------
                                                  Name: Leonard C. Purkis
                                                  Title: Chief Financial Officer


Date: February 12, 2001